SHUMAKER, LOOP & KENDRICK, LLP

Attorneys at Law

Bank of America Plaza

101 E. Kennedy Blvd

Suite 2800

Tampa, Florida 33602

PAUL R. LYNCH

813.227.2251

plynch@slk-law.com

June 2, 2016

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

 Joseph McCann, Staff Attorney

 Michael Gershon, Staff Attorney

Re:	TapImmune Inc.

 Post-Effective Amendment No. 1 to Form S-1

 Filed May 12, 2016

 File No. 333-205757

Ladies and Gentlemen:

On behalf of our client, TapImmune Inc. (“TapImmune”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 26, 2016 (the “Comment Letter”), with respect to Post-Effective Amendment No. 1 to Form S-1 filed by TapImmune with the Commission on May 12, 2016 (SEC File No. 333-205757) (the “Form S-1).

In connection with this letter responding to the Staff’s comments, TapImmune is filing Post-Effective Amendment No. 2 to the Form S-1, and we have sent to Michael Gershon via electronic mail a courtesy copy of the changed pages from the Amendment No. 1 showing the changes described in this letter.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the filing persons’ responses thereto.

Prospectus Summary, page 1

Common stock offered by selling stockholders, page 5

1.	We note your statement on page 5 that the common stock offered by selling stockholders is 122,077,529 shares. However, on the cover page of your filing, you indicate that you are registering 71,046,767 shares. Accordingly, please revise to ensure that the number of shares presented in the registration statement is consistent throughout all parts of the filing.

We have revised page 5 to state that the number of shares offered by the Selling Stockholders is 71,046,767 shares, and the number of shares that would be outstanding after the offering, assuming the exercise of all of the outstanding warrants issued in August 2014 and all outstanding Series A Warrants, Series A-1 Warrants, Series C Warrants, Series C-1 Warrants, Series D Warrants, Series D-1 Warrants, Series E Warrants and Series E-1 Warrants, and that the Company does not issue any other shares of common stock, would be 122,077,529 shares.

Securities and Exchange Commission

June 2, 2016

Financial Statements

2.	Please update the registration statement to include financial statements and related disclosures for the quarterly period ended March 31, 2016.

We have included the financial statements for the quarterly period ended March 31, 2016, and updated the MD&A section and the business section.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 227-2251 with any questions or comments you may have.

Sincerely,

/s/ Paul R. Lynch

Paul R. Lynch

cc:	Dr. Glynn Wilson, Chief Executive Officer

TapImmune Inc.

Mark C. Catchur, Esquire